November 9, 2006

Gilbert F. Amelio
Chief Executive Officer
Acquicor Technology Inc.
4910 Birch St., Suite 102
Newport Beach, CA 92660

Re: Acquicor Technology Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on October 13, 2006
File No. 1-32832

Dear Mr. Amelio:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   The basis for your comparative factual assertions and for your management's beliefs must be clear from the text of the proxy statement or supporting documentation must be provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

- "Within its market segment, Jazz is well known, has a strong brand and is perceived as a leader in specialized process technology for high speed analog and mixed signal products." (page 59)
- "As the cost and skills required for designing and manufacturing complex semiconductors have increased, the semiconductor industry has become increasingly disaggregated." (page 112)
- "To date, most independent foundries have focused primarily on standard CMOS processes instead of specialty process technologies." (page 114)

2. Please provide us with copies of market and industry data that you cite or rely on in your filing. For instance, on page 112 you state "[a]ccording to the Fabless Semiconductor Association, a trade organization, sales of semiconductors by fabless companies as a percentage of worldwide sales more than doubled from approximately 8% in 2000 to approximately 18% in 2005." The copies of market and industry data should be appropriately marked, dated, and refer to the page number on which they are cited.

3. We note that you are submitting the following item to a vote: "To approve an amendment and restatement of the certificate of incorporation of Acquicor to change the name of Acquicor from 'Acquicor Technology Inc.' to 'Jazz Technologies, Inc.,' to remove the Fifth Article, to restrict the Acquicor stockholders' ability to act by written consent and to increase the authorized shares of common stock from 100,000,000 shares to 200,000,000 shares." Please advise us why it is appropriate to bundle the written consent and authorized shares proposals. Refer to Rule 14a-4(a)(3) of the Proxy Rules and the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004).

4. Please provide us with copies of any materials prepared by or for the financial advisor in connection with its fairness opinion, including, among other things, any "board books," drafts of fairness opinions provided to the board of directors and any summaries of presentations made to the board of directors. We may have further comment on your disclosure once we have had the opportunity to review those materials.

Letter to the Stockholders of Acquicor Technology Inc.

5. In the first paragraph, you state that stockholders are invited to a "special meeting of the stockholders." On page 104, you state that "in the event there are not sufficient votes at the time of the annual meeting to adopt the merger proposal." Please reconcile these disclosures. If the proxy solicitation does pertain to your annual meeting, please revise the proxy to provide the disclosure required by Item 9 of Schedule 14A.

Summary of Material Terms of the Merger, page 1

6.   Please include a bullet point disclosing the source of funds you will use for the acquisition, including a brief description of the interest rates on the acquisition financing.

7.   Refer to Section 6.7 of the merger agreement. Please disclose that the merger is conditioned on less than 2% of the outstanding Jazz capital stock exercising dissenters' rights, or advise us why you believe this term is not material.

Questions and Answers about the Proposals, page 2

8.   Please include a question and answer regarding how you are funding the acquisition price, including the material terms of the acquisition financing.

Q: What is Being Voted On?

9.   Please briefly describe the provisions of the Fifth Article.

Jazz, page 10

10.   Please tell us how you selected the customers listed in this section and on pages 112 and 126. Indicate whether these customers are representative of your customer base and if so please explain why.

The Merger Proposal, page 11

11.   You state that you expect to finance the merger through a number of sources. You also state that if other financing is unavailable that up to $80 million of financing will be provided by Jazz stockholders. Please revise to provide a further description of this financing and to note that you have a written agreement with the Jazz stockholders regarding this financing. Briefly describe the material terms of the financing.

Conversion Rights, page 15

12.   In the second paragraph, you note that if you are unable to complete the merger, you may be required to commence proceedings to dissolve and liquidate. On page 6, you state that if you do not "consummate the merger or an alternate business combination by September 17, 2007, subject to extension under certain circumstances to March 17, 2008, [you] will be required to commence proceedings to dissolve and liquidate." Please revise this section to note the time frame under which you will be required to liquidate if you do not consummate a merger.

Proxies and Proxy Solicitation Costs, page 16

13.   You state that you and your directors, officers and employees "may also solicit proxies in person, by telephone or by other electronic means." Please confirm with us that you intend to comply with Rule 14a-6(c).

Interests of Acquicor Directors and Officers in the Merger, page 17

14.   You state that if you dissolve and liquidate prior to the consummation of a business combination, your three officers, Dr. Amelio, Mrs. Hancock and Mr. Wozniak, have agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of various vendors and target businesses. Please revise to note if this is a written or verbal agreement.

Accounting Treatment, page 18

15.   We note that you will account for the merger as a purchase with Acquicor treated as the accounting acquirer. Please advise us if Acquicor is considered a shell company and if so, how you determined the merger of a shell corporation with an operating company was considered a transaction under SFAS 141. In addition, tell us and expand your disclosures accordingly to clarify what factors were considered in determining Acquicor was the accounting acquirer.

Market Price for Acquicor Securities, page 18

16.   The references to the recent closing prices appear to be out of order. Please revise.

Risk Factors, page 27

If too many of our stockholders exercise…, page 27

17.   Please revise to specify why the terms of the selling stockholder financing are unfavorable.

Our outstanding warrants may be exercised in the future…, page 30

18.   You state that "[e]xcluding 666,668 warrants held by the Acquicor Inside Stockholders, outstanding redeemable warrants to purchase an aggregate of 57,500,000 shares of common stock will become exercisable after the later of the completion of the merger or the consummation of another business combination, or the first anniversary of our IPO." Please revise the risk factor to note the percentage of outstanding shares that the 57,500,000 shares represent.

If the private placement prior to the IPO was not conducted in compliance with applicable law…, page 31

19.   Please revise this section to note the federal securities laws that may have been violated in issuing the unregistered securities.

If the posting of our roadshow presentation on NetRoadshow.com and RetailRoadshow.com in connection with the IPO were held to be a violation of the Securities Act of 1933…, page 31

20.   You state that "[i]f a court were to conclude that the posting of the roadshow presentation on these web sites constitutes a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold in the IPO at the original purchase price, plus statutory interest from the date of purchase, for claims brought during the one year period following the date of the violation." Please revise your disclosure to quantify your potential liability.

The international nature of Jazz's business, page 42

21.   Please provide us with a list of the countries in which you conduct business.

Jazz's manufacturing suppliers in China…, page 43

22.   You state that Jazz relies on ASMC and HHNEC for a significant portion of its future manufacturing capacity. Please revise to quantify the portion of Jazz's manufacturing capacity for which it relies on ASMC and HHNEC.

Jazz relies on ASMC and HHNEC, manufacturing suppliers over whom it has limited control…, page 45

23.   On page 135, you state that while ASMC and HHNEC have substantially met Jazz's requests for wafers to date "if Jazz had a sudden significant increase in demand for their services, it is unlikely that they would be able to satisfy its increased demand in the short term." Please revise the risk factor to note this fact.

General Description of the Merger, page 54

24.   You state the purchase price of the merger "is also subject to a possible decrease of up to $4.5 million and a possible increase of up to $4.5 million plus $50,000 per day for each day after March 31, 2007 until the closing, based on the working capital position of Jazz as of the closing." Please provide an example of how a change in working capital will impact the purchase price.

25.   You state that you "may become obligated to pay additional amounts to former stockholders of Jazz if Jazz realizes proceeds in excess of $10 million from its investment

in HHNEC from certain specified events occurring during the first three years following the closing." Please revise your disclosure to describe the HHNEC investments and the specified events.

Other Factors, page 59

26.   Please provide a summary of the negative factors considered by the board of directors.

Opinion of Needham & Company, LLC

27.   Please disclose the amount of the fee paid or to be paid to Needham & Company for its services.

28.   Please disclose whether Needham & Company considered the manner in which the merger will be financed, including the terms of the currently contemplated financings, in providing its fairness opinion.

Conditions to Closing of the Merger, page 76

29.   On page 13, you state that the merger is subject to certain closing conditions including, among other things, obtaining at least $65 million of debt financing on the terms and conditions set forth in the commitment letter. In this section, you state that the merger is subject to you obtaining at least $35 million of debt financing on the terms and conditions set forth in the commitment letter. Please reconcile these disclosures. Also, please revise your disclosure to note terms and conditions set forth in the commitment letter.

Covenants, page 73

30.   Please revise the fifth bullet point on page 73 to clarify when the referenced transaction must be completed.

Termination, page 78

31.   Please revise to note if either you or Jazz are subject to penalties if the merger agreement is terminated.

Note 1. Description of Transaction and Basis of Presentation, page 88

32.   On page 89, you list the funding for your cash payments associated with your merger. Please revise to note why you will only utilize the revolving credit line if there is minimum approval. Also, under the Minimum Approval column you state that cash payments will be funded in part by $90 million in Second Lien Debt Financing and Subordinated Debt Financing. On page 77, you note that if you have a shortfall the Jazz stockholders will finance the shortfall in an initial principal amount not to exceed $80 million. Please revise this section to note how you will fund the remaining $10 million ($90 million in Second Lien Debt Financing and Subordinated Debt Financing versus $80 million in funding from Jazz shareholder) if you need to rely on the Jazz shareholders for funding.

33.   Please revise footnotes (d) and (e) on page 89 to describe how the Second Lien Debt Financing and Subordinated Debt Financing differ from the Stockholder Mezzanine Loan and the Stockholder Term B Loan described on page 77. Also, in footnotes (d) and (e) you state that you have "not entered into any agreements, or obtained any commitments, in respect of any such financing and can make no assurances that it will be able to obtain such financing on these terms or at all." On page 77, you state "the current stockholders of Jazz have agreed to provide debt financing to fund such shortfall in an initial principal amount not to exceed $80 million on the terms set forth in the merger agreement." Please reconcile these two disclosures.

34.   Given you do not have a commitment for the second lien debt financing and the subordinated debt financing, tell us your factual basis for including these as funding sources. Further, please provide the basis for the interest rates used for the funding sources presented.

35.   We note your inclusion of the overall cash payments made by both Acquicor or Jazz upon the completion of the merger. Tell us what consideration was given to provide prominent clarifying disclosure of the actual purchase price of $260 million and how this amount will be funded by Acquicor. In this regard, it is unclear why payments made by or assets held by Jazz would be considered merger consideration for these purposes.

36.   Reference is made to the second paragraph on page 53. We note that the purchase price is also subject to a possible decrease of up to $4.5 million and a possible increase of up to $4.5 million plus $50,000 per day for each day after March 31, 2007 until the closing, based on the working capital position of Jazz as of closing. In addition, following the closing, Acquicor may become obligated to pay additional amounts to former stockholders of Jazz if Jazz realizes proceeds in excess of $10 million from its investment in HHNEC from certain specified events occurring during the first three years following the closing. Within the notes to the unaudited pro forma financial statements, please disclose the terms of the contingent consideration and the potential impact on future earnings.

Note 2 – Pro Forma Adjustments, page 90

37.   Reference is being made to footnote (h) on page 91. Consider expanding your disclosure
        to include a tabular presentation of the $260 million purchase price and its preliminary
        allocation to the net assets acquired and liabilities assumed. Indicate that the purchase
        price allocation has not been finalized and the timing in which it is expected to be
        finalized. In addition, provide preliminary estimates of the amount of amortization
        expense that is anticipated from amounts to be allocated to amortizable assets.

38.   Provide clarifying language to support why the elimination of goodwill and intangible
        assets as shown in note (j) represents an adjustment to additional paid in capital.

New Plan Benefits, page 103

39.   You state that "it is anticipated that Paul Pittman and Allen Grogan will be granted
        awards covering approximately 51,993 shares and 17,331 shares, respectively, of
        restricted stock under the Plan." Please revise to state the reason for this anticipation.

Employees, page 107

40.   You state that "[w]hen management locates a suitable target business, we expect that
        each of them will devote additional time as is necessary." Given that you have identified
        Jazz as a potential target, please revise to note if management has in fact devoted
        additional time to your business.

Liquidity and Capital Resources, page 109

41.   Please disclose the impact of the merger transaction on your liquidity. Please also
        disclose the impact of the merger transaction on your capital resources. Refer to Item
        303(a)(1) and (2)(ii) of Regulation S-K.

Customers, Markets and Applications, page 123

42.   You state that you have terminated the Conexant wafer supply agreement. Please revise
        to further describe the termination of the agreement including why the agreement was
        terminated. Also, please revise to note the extent to which this will reduce the amount of
        business you conduct with Conexant in the future.

Jazz's Formation, page 131

43.   On page F-45, you state that effective third quarter of 2006 Jazz will begin paying Conexant SiGE related royalty. Please revise this section to discuss those royalty payments.

44.   On page F-46, you state that pursuant to management agreements among Carlyle, Conexant and Jazz, Jazz has been paying Carlyle and Conexant a management fee of $300,000 a year. Please revise this section to note if Jazz will continue to pay Carlyle and Conexant the management fee after the merger.

Liquidity and Capital Resources, page 149

45.   In the second full paragraph, you state that Jazz expects to invest approximately $28.5 million at its Newport Beach, California fab. Please revise this section to note how Jazz will fund the planned expenditures.

46.   On page 33, you state that you have "obtained a commitment letter from Wachovia on September 26, 2006, with respect to a three year senior secured revolving credit facility in the amount of $65 million." In this section, you describe a $35 million line of credit you have with Wachovia. Please revise to note if the $35 million line of credit will be replaced by the $65 million secured revolving credit facility or whether you will still have access to the $35 million line of credit.

Certain Relationships and Related Party Transactions, page 164

47.   Please revise to note the names of the directors and officers that have an interest in Acquicor Management LLC and to note the nature of that interest.

Acquicor Technology, Inc.

Financial Statements and Notes

48.   We note the shares underlying the warrants were registered in your 2005 public offering and it appears you are required to maintain effectiveness through the expiration of the warrants. Please tell us how you have considered the guidance of EITF 00-19 in determining the appropriate classification of these warrants issued as part of the units registered. In this regard, your guarantee to maintain an effective 1933 Act registration statement with a current prospectus at the time of exercise of the warrant is outside of your control. Specifically, explain to us how you considered the provisions in paragraph 17 of EITF, 00-19, which requires the assumption of net cash settlement when the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares. Similarly address the purchase option issued to ThinkEquity Partners LLC. To the extent that you have in place agreements that clearly state that under no circumstances would net-cash settlement be required, file the

agreements as an exhibit and make clarifying disclosures of these terms throughout your document as appropriate.

Jazz Semiconductor, Inc.

Note 10 – Relationships with Related Parties and Others, page F-42

Wafer Supply Agreements, page F-44

49.   We see that in June 2006 you and Conexant agreed to terminate your wafer supply and services agreement and in connection with the termination you agreed to issue 1,516,700 shares of your common stock to Conexant and to forgive $1.2 million owed to you by Conexant for reimbursement of property taxes previously paid by you. We also see as a result of this termination you plan to reduce your revenues by $17.5 million and reduce your cost of revenues by $1.2 million in the second quarter of 2006. Please tell us and revise the filing to clarify why the indicated presentation and valuation of the wafer supply and services agreement termination is appropriate and compliant with generally accepted accounting principles. Please specifically address in your response why reducing revenues is more appropriate than expensing the amounts involved. We may have further comments after reviewing your response and revisions.

*   *   *

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact, Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel